Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2008

Alex Stelmak
Chief Executive Officer and Director
Advanced Technologies Group, Ltd.
921 Bergen Avenue, Suite 405
Jersey City, New Jersey 07306

Re: Advanced Technologies Group, Ltd.
**   Form 10-KSB for the Year Ended January 31, 2008**
**   File No. 000-30987**

Dear Mr. Stelmak:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                    Sincerely,

                                    Carlton Tartar
                                    Accounting Branch Chief